UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and the address of the Plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2013, 2012 and 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan

By:	/s/ Jeffrey W. Basch
Jeffrey W. Basch
Authorized Signatory

Date: March 25, 2014

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

For the Years Ended

December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MEADEN & MOORE, LTD.

MEADEN & MOORE, LTD.

Certified Public Accountants

March 25, 2014

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	December 31
	2013	2012
Assets:

Receivables:

Employer	$3,311,974	$1,535,998

Total Receivables	3,311,974	1,535,998

Investments, at Fair Value:
Common Shares of The Progressive Corporation (cost: $62,097,394 and $53,243,367)	79,931,375	57,280,863

Other investments (cost: $97,305,882 and $65,965,729)	113,032,066	73,463,097

Total Investments	192,963,441	130,743,960

Total Assets	196,275,415	132,279,958

Liabilities:	—	—

Net Assets Available for Benefits	$196,275,415	$132,279,958

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	Year Ended December 31
	2013	2012	2011
Additions to Net Assets Attributed to:
Contributions:
Employer	$32,779,366	$20,872,599	$7,891,502

Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	13,796,485	3,050,517	(677,483)
Net appreciation (depreciation) in the fair value of other investments	8,228,816	4,327,165	(2,691,212)
Net realized gains	11,960,494	1,965,568	764,355
Dividends	4,017,961	5,773,792	2,411,571
Interest	—	80	11

Total Additions	70,783,122	35,989,721	7,698,744

Deductions from Net Assets Attributed to:
Benefits paid to participants	6,787,665	5,287,067	5,141,857
Short-term trading fees	—	183	36

	6,787,665	5,287,250	5,141,893

Net Increase	63,995,457	30,702,471	2,556,852

Net Assets Available for Benefits:
Beginning of Year	132,279,958	101,577,487	99,020,635

End of Year	$196,275,415	$132,279,958	$101,577,487

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

1	Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) became effective January 1, 1995, and is maintained pursuant to a 2010 Amendment and Restatement and First Amendment thereto. The Plan permits eligible executives of The Progressive Corporation (the “Company”) and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company’s Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to Stock Awards must be signed before the year in which the award is granted. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Any Deferral of a Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant’s account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant’s investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

1	Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed.

Distributions made on account of the participant’s death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant’s termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2	Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

2	Summary of Significant Accounting Policies, Continued

Investment Valuation:

At the close of business on June 3, 2013, the Vanguard Institutional Index Fund Institutional Shares were moved to the Vanguard Institutional Index Fund Institutional Plus Shares.

At the close of business on June 14, 2011, the Vanguard Total International Stock Index Fund Investor Shares were moved to the Vanguard Total International Stock Index Fund Institutional Shares.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The plan has categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g. active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument.

During 2013, the Plan transferred from Level 2 to Level 1 the Fidelity Money Market Trust Retirement Money Market Portfolio based on additional information obtained. The Plan recognizes transfers between levels at the end of the reporting period.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$10,550,328	$10,550,328	$—	$—
Mutual Funds
Growth Funds	17,090,909	17,090,909	—	—
Balanced Funds	13,700,456	13,700,456	—	—
Index Funds	62,342,025	62,342,025	—	—
Income Funds	9,348,348	9,348,348	—	—

Total Mutual Funds	102,481,738	102,481,738	—	—
Common Equities
Insurance	79,931,375	79,931,375	—	—

Total	$192,963,441	$192,963,441	$—	$—

Description	12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$9,514,833	$—	$9,514,833	$—
Mutual Funds
Growth Funds	10,424,910	10,424,910	—	—
Balanced Funds	13,016,083	13,016,083	—	—
Index Funds	27,541,351	27,541,351	—	—
Income Funds	12,965,920	12,965,920	—	—

Total Mutual Funds	63,948,264	63,948,264	—	—
Common Equities
Insurance	57,280,863	57,280,863	—	—

Total	$130,743,960	$121,229,127	$9,514,833	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

2	Summary of Significant Accounting Policies, Continued

Reclassifications:

Certain amounts have been reclassified to conform to current year presentation.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

3	Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2013 and 2012, by fund, were as follows:

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2013
The Progressive Corporation	PGR	2,931,110.18	27.27
Templeton World Fund Class A	TEMWX	25,135.36	19.41
Fidelity Diversified International Fund - Class K	FDIKX	194,506.82	36.84
Fidelity Low-Priced Stock Fund - Class K	FLPKX	25,972.26	49.42
Wasatch Small Cap Growth Fund	WAAEX	33,883.06	52.47
John Hancock Small Company Fund Class A	JCSAX	21,311.02	28.05
American Beacon Small Cap Value Fund Class Institutional	AVFIX	155,106.28	27.19
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	39,516.31	39.50
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	282,502.08	169.28
Vanguard Value Index Fund Institutional Shares	VIVIX	241,939.56	29.78
Vanguard Growth Index Fund Institutional Shares	VIGIX	30,012.70	47.87
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	29,941.86	30.08
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	16,160.61	112.01
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14,866.90	52.71
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	225,754.61	10.56
Oakmark Equity And Income Fund Class I	OAKBX	419,615.81	32.65
PIMCO Total Return Fund Institutional Class	PTTRX	874,494.67	10.69
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	10,550,328.12	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

3	Participant Accounts, Continued

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2012
The Progressive Corporation	PGR	2,714,732.82	21.10
Templeton World Fund Class A	TEMWX	29,445.97	15.74
Fidelity Diversified International Fund - Class K	FDIKX	176,392.41	29.89
Fidelity Low-Priced Stock Fund - Class K	FLPKX	22,914.70	39.47
Wasatch Small Cap Growth Fund	WAAEX	38,973.24	41.29
John Hancock Small Company Fund Class A	JCSAX	26,453.95	21.22
American Beacon Small Cap Value Fund Class Institutional	AVFIX	133,639.03	21.30
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	54,993.56	29.35
Vanguard Institutional Index Fund Institutional Shares	VINIX	140,655.67	130.52
Vanguard Value Index Fund Institutional Shares	VIVIX	237,740.93	22.93
Vanguard Growth Index Fund Institutional Shares	VIGIX	34,366.93	36.64
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	26,412.18	22.52
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	13,581.61	100.18
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	13,337.47	38.76
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	205,248.07	11.09
Oakmark Equity And Income Fund Class I	OAKBX	356,827.06	28.50
PIMCO Total Return Fund Institutional Class	PTTRX	951,042.64	11.24
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	9,514,833.09	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

4	Investment Programs

At December 31, 2013 and 2012, there were 72 and 73 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Ticker Symbol	Number of Participants

2013
The Progressive Corporation	PGR	45
Templeton World Fund Class A	TEMWX	10
Fidelity Diversified International Fund - Class K	FDIKX	39
Fidelity Low-Priced Stock Fund - Class K	FLPKX	18
Wasatch Small Cap Growth Fund	WAAEX	24
John Hancock Small Company Fund Class A	JCSAX	13
American Beacon Small Cap Value Fund Class Institutional	AVFIX	13
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	22
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	49
Vanguard Value Index Fund Institutional Shares	VIVIX	27
Vanguard Growth Index Fund Institutional Shares	VIGIX	22
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	12
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	14
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	15
Oakmark Equity And Income Fund Class I	OAKBX	34
PIMCO Total Return Fund Institutional Class	PTTRX	40
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	31

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

4	Investment Programs, Continued

Investment Options	Ticker Symbol	Number of Participants

2012
The Progressive Corporation	PGR	43
Templeton World Fund Class A	TEMWX	13
Fidelity Diversified International Fund - Class K	FDIKX	39
Fidelity Low-Priced Stock Fund - Class K	FLPKX	14
Wasatch Small Cap Growth Fund	WAAEX	26
John Hancock Small Company Fund Class A	JCSAX	15
American Beacon Small Cap Value Fund Class Institutional	AVFIX	12
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	25
Vanguard Institutional Index Fund Institutional Shares	VINIX	50
Vanguard Value Index Fund Institutional Shares	VIVIX	23
Vanguard Growth Index Fund Institutional Shares	VIGIX	19
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	10
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	13
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	11
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	12
Oakmark Equity And Income Fund Class I	OAKBX	34
PIMCO Total Return Fund Institutional Class	PTTRX	41
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	30

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

5	Investments

The Plan’s investments and unrealized appreciation (depreciation) at December 31, 2013 and 2012, were as follows:

	Ticker Symbol	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)

2013
Common Shares
The Progressive Corporation	PGR	2,931,110.18	$62,097,394	$79,931,375	$17,833,981
Other Investments
Templeton World Fund Class A	TEMWX	25,135.36	431,783	487,877	56,094
Fidelity Diversified International Fund - Class K	FDIKX	194,506.82	4,489,166	7,165,631	2,676,465
Fidelity Low-Priced Stock Fund - Class K	FLPKX	25,972.26	976,886	1,283,549	306,663
Wasatch Small Cap Growth Fund	WAAEX	33,883.06	1,281,179	1,777,844	496,665
John Hancock Small Company Fund Class A	JCSAX	21,311.02	413,675	597,774	184,099
American Beacon Small Cap Value Fund Class Institutional	AVFIX	155,106.28	2,784,060	4,217,340	1,433,280
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	39,516.31	765,380	1,560,894	795,514
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	282,502.08	42,652,732	47,821,952	5,169,220
Vanguard Value Index Fund Institutional Shares	VIVIX	241,939.56	6,352,910	7,204,960	852,050
Vanguard Growth Index Fund Institutional Shares	VIGIX	30,012.70	930,962	1,436,708	505,746
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	29,941.86	570,695	900,651	329,956
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	16,160.61	1,692,168	1,810,150	117,982
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	14,866.90	572,885	783,635	210,750
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	225,754.61	2,424,786	2,383,969	(40,817)
Oakmark Equity And Income Fund Class I	OAKBX	419,615.81	11,051,473	13,700,456	2,648,983
PIMCO Total Return Fund Institutional Class	PTTRX	874,494.67	9,364,814	9,348,348	(16,466)
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	10,550,328.12	10,550,328	10,550,328	—

			97,305,882	113,032,066	15,726,184

Total Assets Held for Investment			$159,403,276	$192,963,441	$33,560,165

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

5	Investments, Continued

	Ticker Symbol	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)

2012
Common Shares
The Progressive Corporation	PGR	2,714,732.82	$53,243,367	$57,280,863	$4,037,496
Other Investments
Templeton World Fund Class A	TEMWX	29,445.97	505,293	463,480	(41,813)
Fidelity Diversified International Fund - Class K	FDIKX	176,392.41	3,720,023	5,272,369	1,552,346
Fidelity Low-Priced Stock Fund - Class K	FLPKX	22,914.70	774,888	904,443	129,555
Wasatch Small Cap Growth Fund	WAAEX	38,973.24	1,404,199	1,609,205	205,006
John Hancock Small Company Fund Class A	JCSAX	26,453.95	505,982	561,353	55,371
American Beacon Small Cap Value Fund Class Institutional	AVFIX	133,639.03	2,213,373	2,846,511	633,138
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	54,993.56	1,033,005	1,614,061	581,056
Vanguard Institutional Index Fund Institutional Shares	VINIX	140,655.67	15,686,029	18,358,379	2,672,350
Vanguard Value Index Fund Institutional Shares	VIVIX	237,740.93	6,119,622	5,451,400	(668,222)
Vanguard Growth Index Fund Institutional Shares	VIGIX	34,366.93	963,627	1,259,204	295,577
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	26,412.18	453,498	594,802	141,304
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	13,581.61	1,414,933	1,360,606	(54,327)
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	13,337.47	444,410	516,960	72,550
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	205,248.07	2,200,606	2,276,201	75,595
Oakmark Equity And Income Fund Class I	OAKBX	356,827.06	8,890,108	10,169,571	1,279,463
PIMCO Total Return Fund Institutional Class	PTTRX	951,042.64	10,121,300	10,689,719	568,419
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	9,514,833.09	9,514,833	9,514,833	—

			65,965,729	73,463,097	7,497,368

Total Assets Held for Investment			$119,209,096	$130,743,960	$11,534,864

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

5	Investments, Continued

The Plan’s net realized gains and losses were as follows:

				Net
	Ticker	Aggregate		Realized
	Symbol	Proceeds	Cost	Gains (Losses)

2013
The Progressive Corporation	PGR	$25,144,230	$19,585,624	$5,558,606
Templeton World Fund Class A	TEMWX	96,258	97,691	(1,433)
Fidelity Diversified International Fund - Class K	FDIKX	578,428	389,549	188,879
Fidelity Low-Priced Stock Fund - Class K	FLPKX	272,786	217,197	55,589
Wasatch Small Cap Growth Fund	WAAEX	447,710	346,045	101,665
John Hancock Small Company Fund Class A	JCSAX	140,005	103,313	36,692
American Beacon Small Cap Value Fund Class Institutional	AVFIX	72,384	47,234	25,150
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	639,285	389,922	249,363
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	215,163	211,338	3,825
Vanguard Institutional Index Fund Institutional Shares	VINIX	43,935,171	38,670,633	5,264,538
Vanguard Value Index Fund Institutional Shares	VIVIX	495,238	402,264	92,974
Vanguard Growth Index Fund Institutional Shares	VIGIX	478,540	352,179	126,361
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	36,408	21,958	14,450
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	388,500	386,511	1,989
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	177,057	143,659	33,398
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	238,291	233,154	5,137
Oakmark Equity And Income Fund Class I	OAKBX	714,021	567,522	146,499
PIMCO Total Return Fund Institutional Class	PTTRX	2,549,711	2,492,899	56,812
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	2,090,451	2,090,451	—

Total Net Realized Gains (Losses)		$78,709,637	$66,749,143	$11,960,494

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

5	Investments, Continued

	Ticker Symbol	Aggregate Proceeds	Cost	Net Realized Gains (Losses)

2012
The Progressive Corporation	PGR	$1,299,981	$1,097,983	$201,998
Templeton World Fund Class A	TEMWX	134,913	157,543	(22,630)
Fidelity Diversified International Fund - Class K	FDIKX	881,832	675,023	206,809
Fidelity Low-Priced Stock Fund - Class K	FLPKX	496,065	462,308	33,757
Wasatch Small Cap Growth Fund	WAAEX	660,382	564,851	95,531
John Hancock Small Company Fund Class A	JCSAX	448,198	401,629	46,569
American Beacon Small Cap Value Fund Class Institutional	AVFIX	279,250	205,500	73,750
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	406,603	253,440	153,163
Vanguard Institutional Index Fund Institutional Shares	VINIX	2,312,061	1,791,407	520,654
Vanguard Value Index Fund Institutional Shares	VIVIX	668,794	635,177	33,617
Vanguard Growth Index Fund Institutional Shares	VIGIX	644,005	540,577	103,428
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	129,804	114,696	15,108
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	513,135	565,367	(52,232)
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	68,098	59,757	8,341
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	1,027,255	1,008,892	18,363
Oakmark Equity And Income Fund Class I	OAKBX	2,189,470	1,911,863	277,607
PIMCO Total Return Fund Institutional Class	PTTRX	4,351,522	4,099,787	251,735
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	1,600,430	1,600,430	—

Total Net Realized Gains (Losses)		$18,111,798	$16,146,230	$1,965,568

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

5	Investments, Continued

	Ticker Symbol	Aggregate Proceeds	Cost	Net Realized Gains (Losses)

2011
The Progressive Corporation	PGR	$1,157,153	$1,095,383	$61,770
Templeton World Fund Class A	TEMWX	114,986	131,147	(16,161)
Fidelity Diversified International Fund - Class K	FDIKX	604,860	417,810	187,050
Fidelity Low-Priced Stock Fund - Class K	FLPKX	62,381	58,657	3,724
Wasatch Small Cap Growth Fund	WAAEX	261,124	263,761	(2,637)
John Hancock Small Company Fund Class A	JCSAX	210,561	199,352	11,209
American Beacon Small Cap Value Fund Class Institutional	AVFIX	116,244	92,480	23,764
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	377,038	220,391	156,647
Vanguard Institutional Index Fund Institutional Shares	VINIX	1,051,290	942,891	108,399
Vanguard Value Index Fund Institutional Shares	VIVIX	558,870	581,747	(22,877)
Vanguard Growth Index Fund Institutional Shares	VIGIX	441,547	405,408	36,139
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	219,204	205,817	13,387
Vanguard Total International Stock Index Fund Investor Shares	VGTSX	1,924,720	1,857,004	67,716
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	116,207	135,117	(18,910)
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	142,158	139,193	2,965
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	469,690	461,862	7,828
Oakmark Equity And Income Fund Class I	OAKBX	1,094,447	1,003,380	91,067
PIMCO Total Return Fund Institutional Class	PTTRX	1,696,405	1,643,130	53,275
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	2,704,052	2,704,052	—

Total Net Realized Gains (Losses)		$13,322,937	$12,558,582	$764,355

6	Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2013

7	Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2013, 2012 or 2011 for investment management or Trust services.

8	Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company’s Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan’s provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9	Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.

10	Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 25, 2014, to incorporate by reference their report dated March 25, 2014.